July 13, 2017

VIA EDGAR TRANSMISSION

Katie Hinke

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Hinke:

On May 1, 2017, the Registrant, on behalf of its series, Counterpoint Long-Short Equity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on June 16, 2017, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement were completed in the Fund's next Post-Effective Amendment.

Comment 2. On the facing sheet, please provide the “title of securities being registered”.

Response. The Registrant added the information requested.

Prospectus

Fund Summary

Comment 3. Please provide the completed fee table and expense example supplementally prior to filing the 485(b).

Response. The Registrant has provided the information requested below:

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Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Total Other Expenses	1.22%	1.22%	1.22%
Interest and Dividend Expense on Securities Sold Short (1)	0.75%	0.75%	0.75%
Remaining Other Expenses (1)	0.47%	0.47%	0.47%
Acquired Fund Fees and Expenses (1)(2)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	2.74%	3.49`%	2.49%

(1) (2)	Estimated for the first fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$836	$1,376
C	$352	$1,071
I	$252	$776

Comment 4. Please add a footnote to the fee table indicating that the other expenses are estimated.

Response. The Registrant has added the footnote.

Comment 5. Please confirm that, with respect to the expense limit referenced in footnote 3, that the recapture period is three years from the date of waiver or reimbursement, not three fiscal years.

Response. The Registrant so confirms and has revised the disclosure as follows:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three ~~fiscal~~ years after the ~~fiscal year end~~ from the date on ~~during~~ which the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment.

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These agreements may be terminated only by the Trust’s Board of Trustees, on 60 days’ written notice to the Fund’s adviser.

Comment 6. In the example, please confirm that the numbers only include the expense caps through the expiration date of the current expense limitation agreement.

Response. The Registrant so confirms.

Comment 7. In the first paragraph of the investment strategy, please clarify in the fourth sentence how the market-neutral and 0.5 beta parts of the strategy work together.

Response. The Registrant has reviewed the relevant disclosures and believes the disclosure already explains this in the second and third paragraphs. However, the Registrant has added a new sentence as follows to help further clarify the disclosure:

The Fund targets a market-neutral (zero beta) allocation to individual stocks while seeking broad market exposure of an average of 0.5 beta to equity markets (although the Fund’s actual beta may range from 0.4 to 0.6). The Fund allocates its portfolio between these two sleeves.

Comment 8. In “Principal Investment Risks”, please confirm whether fixed income risk and U.S. government securities risk are principal risks of the Fund as they are not in the strategy.

Response. The Registrant has revised the principal risks to remove fixed income and U.S. government securities risk as they are not principal strategies or risks of the Fund.

Comment 9. In “Principal Investment Risks”, in Futures Risk, please describe the sub-risks instead of just listing them.

Response. The Registrant has not revised the risk because the sub-risks are initially listed, but are described in more detail later on in the same risk disclosure.

Comment 10. In “Principal Investment Risks”, in Short Selling Risk, please revise the disclosure to capture the magnitude of the potential loss.

Response: The Registrant has revised the disclosure as follows:

Short Selling Risk. If a security sold short or other instrument increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited. The Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons.

Comment 11. In “Performance”, please delete the third sentence.

Response. The Registrant has revised the disclosure as requested.

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How to Purchase Shares

Comment 12. In “Sales Charge Waivers”, please describe with more specificity bullets 4 and 5 in accordance with IM Guidance 2016-06.

Response. The Registrant believes the disclosure already complies with the requirements of Form N-1A and the IM Guidance, but it has revised the disclosure to include a footnote indicating that no such agreements or arrangements are currently in place.

Comment 13. In “Sales Charge Waivers”, please explain what is meant by a “different fund”?

Response. The Registrant has revised the disclosure as a new bullet point on the list of investors that may receive a waiver as follows:

Individuals reinvesting proceeds from the sale of shares of affiliated and unaffiliated funds where those shares were subject to a front-end sales charge (sometimes called an “NAV transfer”).

Comment 14. The “Class A Shares”, please add disclosure similar to that in Class C Shares regarding 12b-1 fees.

Response. The Registrant has added the following to Class A Shares:

Over time, fees paid under this distribution and service plan will increase the cost of a Class A shareholder's investment and may cost more than other types of sales charges.

Statement of Additional Information

Comment 15. In the portfolio holdings disclosure, in the fifth paragraph, if applicable, please state the frequency of the disclosure regarding portfolio information and the length of any lag between the information date and the disclosure date. Please confirm that third parties who may receive portfolio holdings information have a duty of confidentiality and a duty not to disclose such information.

Response. The Registrant confirms that third parties who may receive portfolio holdings information have a duty of confidentiality and a duty not to disclose such information. The Registrant has removed the disclosure regarding the rating agencies as it is not applicable.

Comment 16. In fundamental restrictions 1 and 6, please add disclosure regarding what are the 1940 act limits referenced.

Response. The Registrant believes that the existing disclosure directly after the fundamental investment restrictions already provides the information requested.

Comment 17. Please state each Trustee’s age instead of their year of birth.

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Response. The Registrant believes the heading used conveys the information required by Form N-1A without the risk of a mathematical error incorrectly stating a trustee or officer’s age, so the Registrant has not revised the heading.

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If you have any questions, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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